FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number: 001-10306

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

NATIONAL WESTMINSTER BANK Plc

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

National Westminster Bank Plc ('NatWest' or the 'Group') is a wholly-owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is
The Royal Bank of Scotland Group plc.

These results of NatWest are published to meet the requirements of the Listing
Rules of the Financial Services Authority in respect of NatWest's preference shares, which continue to be listed on the London Stock Exchange.

CONTENTS                                                                   PAGE

Financial review                                                             2

Condensed consolidated income statement                                      3

Condensed consolidated balance sheet                                         4

Overview of condensed consolidated balance sheet                             5

Condensed consolidated statement of recognised income and expense            6

Condensed consolidated cash flow statement                                   7

Notes                                                                        8

Contacts                                                                    13

FINANCIAL REVIEW

Profit

Profit before tax was down 11%, from £3,456 million to £3,085 million, principally as a result of reduced profits in Global Banking & Markets, partially offset by strong growth in Retail Markets and Ulster Bank.

Total income

Total income was down by £972 million, 10%, to £8,354 million, mainly reflecting the adverse impact of the developments in global credit markets in the second half of 2007.

Net interest income increased by 14% to £5,091 million and represents 61% of total income (2006 - 48%).

Non-interest income fell by 33% to £3,263 million and represents 39% of total income (2006 - 52%). The decrease in non-interest income was due primarily to a fall in income from trading activities in Global Banking & Markets which more than offset growth in fees and commissions.

Operating expenses

Operating expenses fell by 12% to £4,420 million primarily reflecting the effect of lower income in Global Banking & Markets.

Cost: income ratio

The Group's cost:income ratio was 52.9% compared with 53.8% in 2006.

Impairment losses

Impairment losses were £849 million compared with £852 million in 2006.

Integration

Integration costs, which primarily relate to the integration of First Active, were £43 million compared with £67 million in 2006.

Dividends

Ordinary dividends totalling £1,850 million (2006 - £1,500 million) were paid to the parent company during the year.

Balance sheet

Total assets were £312.3 billion at 31 December 2007, 7% higher than total assets of £290.7 billion at 31 December 2006. Lending to customers, excluding repurchase agreements and stock borrowing, increased by 6% or £10.5 billion to
£173.4 billion. Customer deposits, excluding repurchase agreements and stock lending, grew by 13% or £19.9 billion to £175.3 billion.

The directors are satisfied with the progress of the Group in 2007 and of its ability to meet the challenges and opportunities in the year ahead.

RESTATEMENTS

Divisional results for 2006 have been restated to reflect transfers of businesses between divisions in 2007. These changes do not affect the Group's results.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

                                                              2007        2006
                                                                £m          £m

Interest receivable                                         12,178       9,825
Interest payable                                             7,087       5,376
                                                             _______     _______
Net interest income                                          5,091       4,449
                                                             _______     _______
Fees and commissions receivable                              4,226       3,928
Fees and commissions payable                                (1,036)       (960)
(Loss)/income from trading activities                         (360)      1,458
Other operating income                                         433         451
                                                             _______     _______
Non-interest income                                          3,263       4,877
                                                             _______     _______
Total income                                                 8,354       9,326
                                                             _______     _______
Staff costs                                                  1,567       1,754
Premises and equipment                                         267         266
Other administrative expenses                                2,322       2,741
Depreciation and amortisation                                  264         257
                                                             _______     _______
Operating expenses                                           4,420       5,018
                                                             _______     _______
Profit before impairment losses                              3,934       4,308
Impairment losses                                              849         852
                                                             _______     _______
Operating profit before tax                                  3,085       3,456
Tax                                                            768         831
                                                             _______     _______
Profit for the year                                          2,317       2,625
Minority interests                                              89          39
                                                             _______     _______
Profit attributable to ordinary shareholders                 2,228       2,586
                                                             _______     _______

CONDENSED CONSOLIDATED BALANCE SHEET

AT 31 DECEMBER 2007

                                                            2007         2006
                                                              £m           £m
Assets
Cash and balances at central banks                         1,363        1,525
Treasury and other eligible bills                          2,021          275
Loans and advances to banks                               71,449       61,563
Loans and advances to customers                          188,976      182,411
Debt securities                                           35,916       32,268
Equity shares                                              1,110        1,158
Settlement balances                                        2,700        3,574
Derivatives                                                3,575        2,746
Intangible assets                                          1,244        1,209
Property, plant and equipment                              1,514        1,719
Prepayments, accrued income and other assets               2,414        2,213
                                                           _______      _______
Total assets                                             312,282      290,661
                                                           _______      _______

Liabilities
Deposits by banks                                         44,861       46,258
Customer accounts                                        205,519      181,219
Debt securities in issue                                  20,923       14,335
Settlement balances and short positions                   14,955       24,274
Derivatives                                                3,251        2,343
Accruals, deferred income and other liabilities            3,417        4,108
Retirement benefit liabilities                             1,322        1,298
Subordinated liabilities                                   5,932        5,641
                                                           _______      _______
Total liabilities                                        300,180      279,476
Equity:
Minority interests                                         1,314        1,012
Shareholders' equity
Called up share capital                                    1,678        1,678
Reserves                                                   9,110        8,495
Total equity                                              12,102       11,185
                                                           _______      _______
Total liabilities and equity                             312,282      290,661
                                                           _______      _______

OVERVIEW OF CONDENSED CONSOLIDATED BALANCE SHEET

Total assets of £312.3 billion at 31 December 2007 were up £21.6 billion, 7%, compared with 31 December 2006.

Treasury and other eligible bills increased by £1.7 billion to £2.0 billion, due to trading activity.

Loans and advances to banks increased by £9.9 billion, 16%, to £71.4 billion.
Excluding reverse repurchase agreements and stock borrowing ("reverse repos"), down £2.3 billion, 21% to £8.5 billion, bank placings were up by £12.2 billion,
24%, to £62.9 billion.

Loans and advances to customers increased by £6.6 billion, 4%, to £189.0 billion. Within this, reverse repos decreased by 20%, £3.9 billion to £15.6 billion. Excluding reverse repos, lending rose by £10.5 billion, 6% to £173.4 billion.

Debt securities increased by £3.6 billion, 11%, to £35.9 billion, principally due to increased holdings in Global Banking & Markets.

Settlement balances fell by £0.9 billion, 24% to £2.7 billion.

Movements in the value of derivatives, assets and liabilities, primarily reflect changes in interest rates and growth in trading volumes.

Prepayments, accrued income and other assets increased by £0.2 billion, 9% to
£2.4 billion.

Deposits by banks fell by £1.4 billion, 3% to £44.9 billion. Higher inter-bank deposits, up £5.8 billion, 22% at £31.8 billion were more than offset by a decrease in repurchase agreements and stock lending ("repos"), down £7.2 billion, 36% to £13.1 billion.

Customer accounts were up £24.3 billion, 13% to £205.5 billion. Within this, repos increased £4.4 billion, 17% to £30.2 billion. Excluding repos, deposits rose by £19.9 billion, 13%, to £175.3 billion reflecting organic growth.

Debt securities in issue increased by £6.6 billion, 46%, to £20.9 billion.

Settlement balances and short positions were down £9.3 billion, 38%, to £15.0 billion.

Accruals, deferred income and other liabilities decreased £0.7 billion, 17% to
£3.4 billion.

Subordinated liabilities increased by £0.3 billion, 5%, to £5.9 billion. The issue of £0.6 billion dated loan capital and £0.1 billion movement in exchange rates was offset by the redemption of £0.3 billion undated loan capital and £0.1 billion non-cumulative preference shares.

Shareholders' equity increased by £0.6 billion, 6% to £10.8 billion. The profit for the year of £2.2 billion and movements in currency translation, £0.3 billion were partially offset by the payment of an ordinary dividend to the parent company of £1.9 billion.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

FOR THE YEAR ENDED 31 DECEMBER 2007

                                                              2007       2006
                                                                £m         £m

Net movements in reserves:
Available-for-sale                                               2         26
Cash flow hedges                                               (20)       (41)
Currency translation                                           247       (491)

Tax on items recognised direct in equity                         7        (43)
                                                             _______    _______
Net income/(expense) recognised direct in equity               236       (549)
Profit for the year                                          2,317      2,625
                                                             _______    _______
Total recognised income and expense for the year             2,553      2,076
                                                             _______    _______

Attributable to:
Equity shareholders                                          2,465      2,045
Minority interests                                              88         31
                                                             _______    _______
                                                             2,553      2,076
                                                             _______    _______

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2007

                                                                2007      2006
                                                                  £m        £m

Operating activities
Operating profit before tax                                    3,085     3,456

Adjustments for:
Depreciation and amortisation                                    264       257
Interest on subordinated liabilities                             271       310
Charge for defined benefit pension schemes                       132       229
Cash contribution to defined benefit pension schemes            (117)     (135)
Elimination of foreign exchange differences and
other non-cash items                                            (539)    1,214
                                                               _______   _______
Net cash inflow from trading activities                       3,096     5,331
Changes in operating assets and liabilities                   15,004     2,706
                                                               _______   _______

Net cash flows from operating activities before tax           18,100     8,037
Income taxes paid                                               (592)   (1,157)
                                                               _______   _______

Net cash flows from operating activities                     17,508     6,880
                                                               _______   _______

Investing activities
Sale and maturity of securities                                  560     1,489
Purchase of securities                                        (2,215)     (874)
Sale of property, plant and equipment                            678       268
Purchase of property, plant and equipment                       (328)     (382)
Net investment in business interests and intangible assets      (159)      (92)
                                                               _______   _______
Net cash flows from investing activities                      (1,464)      409
                                                               _______   _______
Financing activities

Issue of subordinated liabilities                                634        91
Proceeds of minority interests issued                            288       271
Redemption of minority interests                                  (2)        -
Capital contribution                                               -       188
Repayment of subordinated liabilities                           (403)     (719)
Dividends paid                                                (1,922)   (1,534)
Interest paid on subordinated liabilities                       (274)     (313)
                                                               _______   _______
Net cash flows from financing activities                      (1,679)   (2,016)
                                                               _______   _______

Effects of exchange rate changes on cash and cash                364    (2,237)
equivalents
                                                               _______   _______

Net increase in cash and cash equivalents                     14,729     3,036
Cash and cash equivalents at beginning of year                51,460    48,424
                                                               _______   _______

Cash and cash equivalents at end of year                      66,189    51,460
                                                               _______   _______

NOTES

 1.  Accounting policies
     There have been no significant changes to the Group's accounting policies.

 2.  Loan impairment provisions
     Operating profit is stated after charging loan impairment losses of £848 million (2006 - £852 million). The balance sheet loan impairment provisions increased in the year ended 31 December 2007 from £2,061 million to £2,340 million, and the movements thereon were:

                                                           2007           2006
                                                             £m             £m

     At beginning of period                               2,061          2,031
     Currency translation and other adjustments              41            (25)
     Amounts written-off                                   (617)          (801)
     Recoveries of amounts previously written-off            94             71
     Charge to the income statement                         848            852
     Unwind of discount                                     (87)           (67)
                                                          _______        _______
     At end of period                                     2,340          2,061
                                                          _______        _______

     The provision at 31 December 2007 includes £2 million (2006 - £2 million)
     in respect of loans and advances to banks.

 3.  Taxation
     The actual tax charge differs from the tax charge computed by applying the standard UK corporation tax rate of 30% as follows:
                                                                2007         2006
                                                                  £m           £m

     Profit before tax                                         3,085        3,456
                                                               _______      _______

     Expected tax charge at 30%                                  926        1,037
     Non-deductible items                                         52          157
     Non-taxable items                                          (178)         (35)
     Taxable foreign exchange movements                           (3)        (106)
     Group relief at non-standard rates                           94           13
     Foreign profits taxed at other rates                        (57)         (23)
     Increase in deferred tax asset following change
     in the rate of UK Corporation Tax                            18            -
     Unutilised losses brought forward and carried forward         1           10
     Adjustments in respect of prior periods                     (85)        (222)
                                                               _______      _______
     Actual tax charge                                           768          831
                                                               _______      _______

      Overseas tax included above                                (11)         326
                                                               _______      _______

 4.  Segmental analysis

     The revenues for each division in the table below are gross of intra-group transactions.

                                                         2007             2006
     Total revenue                                         £m               £m

     Corporate Markets
        -   Global Banking & Markets                    4,062            4,514
        -   UK Corporate Banking                        2,734            2,222
     Retail Markets
        -   Retail                                      6,470            5,942
        -   Wealth Management                           1,655            1,262
     Ulster Bank                                        3,043            2,577
     Manufacturing                                        (84)              31
     Central items                                      1,061            1,049
     Elimination of intra-group transactions           (2,464)          (1,935)
                                                        _______          _______
                                                       16,477           15,662
                                                        _______          _______

                                                         2007             2006
     Operating profit before tax                          £m               £m

     Corporate Markets
        -   Global Banking & Markets                     (563)             730
        -   UK Corporate Banking                          990              922
     Total Corporate Markets                              427            1,652
     Retail Markets
        -   Retail                                      1,782            1,539
        -   Wealth Management                             281              207
     Total Retail Markets                               2,063            1,746
     Ulster Bank                                          520              431
     Manufacturing                                          -                -
     Central items                                        124             (300)
                                                        _______          _______

                                                        3,134            3,529
     Amortisation of purchased intangible assets           (6)              (6)
     Integration costs                                    (43)             (67)
                                                        _______          _______

                                                        3,085            3,456
                                                        _______          _______

 5.  Dividend
                                                             2007         2006
                                                               £m           £m

     Ordinary dividend paid to parent company               1,850        1,500
                                                            _______      _______

 6.  Analysis of consolidated equity
                                                                2007      2006
                                                                  £m        £m
     Called-up share capital
     At beginning and end of year                              1,678     1,678
                                                               _______   _______
     Share premium account
     At beginning and end of year                              1,291     1,291
                                                               _______   _______

     Available-for-sale reserves
     At beginning of year                                         18         -
     Unrealised gains in the year                                 87        81
     Realised gains in the year                                  (85)      (55)
     Taxation                                                      3        (8)
                                                               _______   _______
     At end of year                                               23        18
                                                               _______   _______

     Cash flow hedging reserve
     At beginning of year                                         72       148
     Amount recognised in equity during the year                   -        (2)
     Amount transferred from equity to earnings in the year      (20)      (39)
     Taxation                                                      4       (35)
                                                               _______   _______
     At end of year                                               56        72
                                                               _______   _______

     Foreign exchange reserve
     At beginning of year                                       (314)      169
     Retranslation of net assets                                 248      (483)
                                                               _______   _______
     At end of year                                              (66)     (314)
                                                               _______   _______

     Other reserves
     At beginning of year                                        486       298
     Redemption of preference shares classified as debt          128         -
     Capital contribution                                          -       188
                                                               _______   _______
     At end of year                                              614       486
                                                               _______   _______

     Retained earnings
     At beginning of year                                      6,942     5,856
     Profit attributable to ordinary shareholders              2,228     2,586
     Ordinary dividends paid                                  (1,850)   (1,500)
     Redemption of preference shares classified as debt         (128)        -
                                                               _______   _______
     At end of year                                            7,192     6,942
                                                               _______   _______

     Shareholders' equity at end of year                      10,788    10,173
                                                               _______   _______
     Minority interests
     At beginning of year                                      1,012       744
     Currency translation adjustments and other movements         (1)       (8)
     Profit attributable to minority interests                    89        39
     Dividends paid                                              (72)      (34)
     Equity raised                                               288       271
     Equity withdrawn                                             (2)        -
                                                               _______   _______
    At end of year                                             1,314     1,012
                                                               _______   _______

    Total equity at end of year                               12,102    11,185
                                                               _______   _______

 7.  Contingent liabilities and commitments
                                                                2007      2006
                                                                  £m        £m
      Contingent liabilities
      Guarantees and assets pledged as collateral security     2,438     2,272
      Other contingent liabilities                             2,907     2,889
                                                               ______    ______
                                                               5,345     5,161
                                                               ______    ______
      Commitments
      Undrawn formal standby facilities, credit lines and     76,116    74,918
      other commitments to lend
      Other commitments                                          220       181
                                                               ______    ______
                                                              76,336    75,099
                                                               ______    ______

 8.  Litigation
    Proceedings, including consolidated class actions on behalf of former Enron securities holders, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron.
    The claims against the Group could be significant; the class plaintiff's position is that each defendant is responsible for an entire aggregate damage amount less settlements - they have not quantified claimed damages against the
    Group in particular. The Group considers that it has substantial and credible legal and factual defences to these claims and will continue to defend them vigorously. Recent United States Supreme Court and United States Court of
    Appeals for the Fifth Circuit decisions provide further support for the
    Group's position. The Group is unable reliably to estimate the liability, if any, that might arise or its effect on the Group's consolidated net assets, its operating results or cashflows in any particular period.

    On 27 July 2007, following discussions between the Office of Fair Trading
    ('OFT'), the Financial Ombudsman Service, the Financial Services Authority and
    all the major UK banks (including the Group) in the first half of 2007, the
    OFT issued proceedings in a test case against the banks including the Group to determine the legal status and enforceability of certain charges relating to unauthorised overdrafts. The hearing of the test case commenced on 17 January
    2008. The Group maintains that its charges are fair and enforceable and is defending its position vigorously. It cannot, however, at this stage predict with any certainty the outcome of the test case and is unable reliably to estimate the liability, if any, that may arise or its effect on the Group's consolidated net assets, operating results or cash flows in any particular period.

    Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The
    Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, does not expect that the outcome of these other claims and proceedings will have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

 9.  Regulatory enquiries and investigations
     In the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

     Certain of the Group's subsidiaries have received requests for information from various US governmental agencies and self regulatory organisations including in connection with sub-prime mortgages and securitisations, collateralised debt obligations and synthetic products related to sub-prime mortgages. The Group and its subsidiaries are cooperating with these various requests for information and investigations.

 10.  Statutory accounts
      Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act
      1985 ("the Act"). The statutory accounts for the year ended 31 December
      2007 will be filed with the Registrar of Companies following the company's
      Annual General Meeting. The auditors have reported on these accounts:
      their report was unqualified and did not contain a statement under section
      237(2) or (3) of the Act.

 11.  Form 20-F
      A report on Form 20-F will be filed with the Securities and Exchange
      Commission in the United States.

 12.  Date of approval
      The results for the year ended 31 December 2007 were approved by the Board of directors on 28 March 2008.

CONTACTS

Guy Whittaker        Group Finance Director                 020 7672 0003
                                                            0131 523 2028

Richard O'Connor     Head of Investor Relations             020 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2008

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat